PACIFIC INTERNATIONAL SECURITIES INC.

1900 - 666 Burrard Street
Vancouver, BC
Canada V6C 3N1
Tel: (604) 664-2900
Fax (604) 664-3660
www.pisecurities.com

June 30, 2006

STRICTLY PRIVATE AND CONFIDENTIAL

International Tower Hill Mines Ltd.
#507 - 837 West Hastings St.
Vancouver, British Columbia
V6C 3N6

Attention: Anton Drescher, President and Director

Re: Proposed Private Placement

Pacific International Securities Inc. ("PI" or the "Agent") is pleased to accept the offer of International Tower Hill Mines Ltd. ("the Company") to act as exclusive agent on a commercially reasonable efforts basis with respect to a proposed offering (the "Offering") of up to 5,600,000 units of the Company (the "Units"). Each Unit shall consist of one common share and one half of one transferable common share purchase warrant (each whole such purchase warrant, a "Warrant"). Each Warrant shall be exercisable into one additional common share of the Company at an exercise price of $1.50 for a period of 18 months from the Closing Date. Closing of the Offering will occur concurrently with the closing of the acquisition by the Company of certain Alaskan mining property interests from AngloGold Ashanti (U.S.A.) Exploration Inc. (the "Transaction"). This letter outlines the terms and conditions of the engagement of PI in connection with the Offering.

1. Offering. Each Unit will be offered by way of private placement pursuant to exemptions from prospectus requirements to residents of the Provinces of British Columbia, Alberta, Ontario and such other jurisdictions as may be agreed to by the Company and the Agent at a price of $1.25 per Unit (the "Offering Price"). The Company will promptly seek approval from the TSX Venture Exchange (the "Exchange") for the Offering including the approval of the Offering Price. The total gross proceeds of Offering will be up to $7,000,000.

2. Closing Date. Closing of the Offering is expected to occur on or about July 26, 2006 or such other date as PI and the Company may agree in writing (the "Closing Date").

3. Over-Allotment Option. Intentionally excluded.

4. Due Diligence. PI, its legal counsel and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Company and the business conducted by the Company before the closing of the Offering. In particular, PI shall be permitted to conduct all due diligence that it may, in its sole discretion, require in order to fulfil its obligations, and in that regard the Company will make available to PI, its legal counsel and technical consultants, on a timely basis, all corporate and operating records, material contracts, reserve reports, technical reports, financial information, budgets, and other relevant information necessary in order to complete the due diligence investigation of the business, properties and affairs of the Company as well as of their respective directors, officers, and employees. **The Company agrees that it will make whatever arrangements are necessary with its auditors to permit its auditors to participate in any due diligence investigations or meetings requested by PI.** All information furnished to PI and its counsel in connection with the due diligence investigations of PI will be treated by PI, its legal counsel and technical consultants as confidential and will only be used in connection with PI's engagement hereunder.

5. Conditions Precedent. The completion of the Offering and the obligations of PI will be conditional on the following, in addition to any other events set out in this letter agreement or in the agency agreement contemplated herein:

   (a) The Company having obtained approval of the Offering from the Exchange for the Offering;

   (b) The Company being and having been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the closing and otherwise having complied with National Instrument 45-102 -- Resale of Securities such that the Units will be entitled to the four month hold period set out therein, and having delivered a National Instrument 43-101 compliant technical report on all material properties as required by the Canadian securities regulators and the Exchange;

   (c) The Company and PI having entered into an agency agreement in respect of the Offering (the "Agency Agreement"). The Agency Agreement will be negotiated in good faith, and will include the terms and conditions provided herein, and industry standard covenants, representations and warranties to be given by the Company to PI, and provisions regarding legal opinions, title opinions, indemnification, contribution, termination clauses and other relevant matters as PI may so determine. The Agency Agreement will also contain customary "disaster-out", "a broad market-out", "material adverse change-out", "due diligence-out" and "regulatory change-out" provisions relieving PI from its obligation therein;

   (d) All necessary regulatory approvals to complete the Offering having been obtained; and

   (e) PI not having terminated the engagement hereunder for any reason set forth in paragraph 14.

6. Not an Underwriting Commitment. It is understood that this letter agreement does not represent a firm commitment by PI to underwrite the Offering.

7. Indemnity. In connection with this engagement, the Company agrees to provide PI with the indemnity set out in Schedule "B" attached hereto and which forms a part of this letter agreement. It is understood and agreed that the indemnity provisions to be contained in the Agency Agreement will supersede this indemnity and will be customary and commercially reasonable for a transaction of this nature and will indemnify the agent(s). Until superseded, this letter agreement and the indemnity provisions contained in Schedule "B" will be binding upon their respective successors and assigns. For greater certainty, the Company may not assign this letter agreement or its obligations contained in Schedule "B" without the prior written consent of PI.

8. Fees. The Company will pay a commission of 7.0% of the gross proceeds of the Offering on the closing of the Offering to PI. PI may elect to receive the fee in cash or, in whole or in part, in Units of the Company. The commission units will have the same terms as the Units of the Offering. The company shall also pay PI a corporate finance fee of $15,000 plus GST ($16,050).

9. Compensation Options. In addition to the fees payable to PI under paragraph 8, the Company shall issue to PI on the closing of the Offering, compensation options equal in number to 10.0% of the number of Units sold under the Offering, which will entitle PI to purchase, at an exercise price equal to $1.30, one common share (the "Compensation Option"). The Compensation Options may be exercised at any time and from time to time for a period of 18 months following the Closing Date, and the Compensation Option certificates will be in form and substance satisfactory to PI and its counsel, and will be delivered to PI on the closing of the Offering.

10. Expenses. Whether or not the Offering is completed, the Company will pay all costs and expenses related to the Offering (including without limitation, reasonable costs and expenses of PI, including fees and disbursements of PI's technical consultants and legal counsel in all jurisdictions), all expenses of or incidental to the creation, issuance, sale and distribution of its Units, transfer agent and filing fees, all printing costs and all reasonable expenses of PI in connection with the marketing of the Offering. Costs and expenses of PI will be payable by the Company in addition to any other fees payable under this letter agreement and will be payable upon the closing of the Offering or upon the Company receiving an invoice from PI. In the event the Offering is not completed because any condition has not been fulfilled (including, without limitation, those set forth in paragraph 5) or the engagement of PI has terminated hereunder pursuant to paragraph 14, the Company shall be responsible for the payment of all of the expenses of PI otherwise payable by the Company under this paragraph. PI's estimated fees, disbursements, and taxes of its legal counsel shall be deducted from the proceeds at Closing. The Issuer shall provide the Agent with a retainer of $10,000 in connection with the Agent's anticipated expenses, including legal expenses. The retainer shall be applied against those expenses.

11. Lock-Up Period. The Company agrees, and will agree in the Agency Agreement, not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional common shares or any securities

convertible or exchangeable into common shares of the Company, other than pursuant to the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the Closing Date, or pursuant to the issuance of shares required by the exercise of any share purchase warrants outstanding, or other than pursuant to satisfying the requirements of the Transaction, for a period commencing on the date hereof and ending of 90 days following the Closing Date (the "Lock-Up Period"), without the prior written consent of PI, such consent not be unreasonably withheld.

12. Press Releases. Subject to compliance with applicable law, any press release of the Company relating to the Offering will be provided in advance to PI, and the Company will use its reasonable best efforts to agree to the form and content thereof with PI prior to the release thereof. More particularly, in order to comply with applicable U.S. securities laws, no press release will be issued by the Company concerning the Offering during the Offering, and any press release issued by the Company concerning the Offering shall include the following:

> "This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available."

13. Term of Engagement. The engagement of PI pursuant to this letter agreement shall commence on the date of this letter agreement and shall terminate on the Closing Date whether or not the Offering is completed except to the extent superseded by the Agency Agreement referred to herein, or otherwise agreed upon by the Company and PI. Notwithstanding the above, the obligations in paragraphs 7, 10 and 15 and on Schedule "B" (indemnity), shall survive the completion of the engagement hereunder, any withdrawals or termination of the Offering (including for failure of a condition set out herein) or the expiry or termination of this letter agreement.

14. Termination. PI may terminate this letter agreement, by notice to the Company at any time prior to the signing of the Agency Agreement if:

(a) PI is not satisfied in its sole discretion with its due diligence review and investigations;

(b) there is, in the opinion of PI, a material change or a change in any material fact or a new material fact shall arise which would be expected to have an adverse change or effect on the business, affairs, prospects or financial condition of the Company or on the market price or the value of the Units of the Company;

(c) the state of the financial markets, whether national or international, is such that in the sole opinion of PI it would be impractical or unprofitable to offer or continue to offer the Units for sale;

(d) there should develop, occur or come into effect any event of a nature, including without limitation, accident, act of terrorism, public protest, governmental law or regulation which in the sole opinion of PI adversely affects or may adversely affect the financial markets or the business, affairs, prospects or financial condition of the Company or the market price or value or marketability of the Units of the Company;

(e) there is an enquiry or investigation (whether formal or informal) by any regulatory authority in relation to the Company or any one of their respective officers or directors, or any of their principal shareholders;

(f) the Company is in breach of a material term, condition or covenant of this letter agreement or the Agency Agreement, or any representation or warranty given by any of such companies in this letter agreement or the Agency Agreement becomes or is false; or

(g) any condition (including, without limitation, those contemplated in section 5 hereof) shall remain outstanding and uncompleted at any time.

15. Subsequent Mandate for PI. Notwithstanding any other rights of PI under this letter agreement, should PI terminate this letter agreement, then the obligations of the parties hereunder shall immediately terminate, save and except for the obligations of the Company under paragraphs 7, 10 and 15 and Schedule "B" (indemnity) which obligations of the Company shall survive such termination and which PI shall be specifically entitled to. In such case, the Company acknowledges that PI and its counsel and advisors will be free to accept any mandate which may be with the interests of the Company. The Company hereby irrevocably consents to such terms.

16. Entire Agreement. The provisions herein contained constitute the entire agreement between the parties hereto with respect to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof, whether verbal or written.

17. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18. Counterparts. This letter may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning to us a copy of this letter by June 30, 2006.

Yours truly,
PACIFIC INTERNATIONAL SECURITIES INC.

Craig Roberts.

Craig Roberts, P.Eng.
Vice President, Corporate Finance

Accepted this 30th day of June, 2006.

INTERNATIONAL TOWER HILL MINES LTD.

By: ______________________
Authorized Signing Officer
Name:

SCHEDULE "A"

TERM SHEET

PRIVATE PLACEMENT OF UNITS

ISSUER:	International Tower Hill Mines Ltd. (the "Company")
AGENT:	Pacific International Securities Inc. (the "Agent"), and such other co-agents as may be agreed by the Company and the Agent.
OFFERING:	Offering (the "Offering") of up to 5,600,000 units (the "Units") on a commercially reasonable efforts basis. The Units are to be issued in British Columbia, Alberta, Ontario, and such other jurisdictions as may be agreed to by the Company and the Agent, by way of private placement exemptions from prospectus requirements, subject to the receipt of necessary regulatory approvals. Closing of the Offering will occur concurrently with the closing of the acquisition by the Company of certain Alaskan mining property interests from AngloGold Ashanti (U.S.A.) Exploration Inc.
PRICE:	$1.25 per Unit
GROSS PROCEEDS:	Up to $7,000,000
UNITS:	Each Unit shall consist of one common share of the Company and one half of one transferable common share purchase warrant (each whole such purchase warrant, a "Warrant") of the Company. Each Warrant shall be exercisable into one additional common share of the Company at an exercise price of $1.50 for a period of 18 months from the Closing Date. 24
CLOSING DATE:	Payment for and delivery of the Units is to occur on or before July 26, 2006, or such other date as may be agreed upon by the Company and the Agent (the "Closing Date").
OVER-ALLOTMENT OPTION:	Intentionally excluded.
QUALIFICATION:	On the Closing Date, the Company shall be a

reporting issuer and shall have been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the closing and shall have otherwise complied with National Instrument 45-102 – Resale of Securities such that the Units will be entitled to the four month hold period set out therein, and shall have delivered a National Instrument 43-101 compliant technical report on all material properties as required by the Canadian securities regulators and the Exchange

COMMISSION:

The Company will pay a commission of 7.0% of the gross proceeds of the Offering on the closing of the Offering to PI. PI may elect to receive the fee in cash or, in whole or in part, in Units of the Company. The commission Units will have the same terms as the Units of the Offering. The company shall also pay PI a corporate finance fee of $15,000 plus GST ($16,050).

COMPENSATION OPTIONS:

On the Closing Date of the Offering, the Agent will be granted compensation options (the "Compensation Options") equal in number to 10.0% of the aggregate number of Units sold under the Offering, which will entitle PI to purchase, at an exercise price equal to $1.30, one common share (the "Compensation Option"). The Compensation Options may be exercised at any time and from time to time for a period of ~~36~~ 24 months following the Closing Date, and the Compensation Option certificates will be in form and substance satisfactory to PI and its counsel, and will be delivered to PI on the closing of the Offering.

FEES AND EXPENSES:

The Company will be responsible for all expenses incurred in connection with the Offering, including the Agent's out-of-pocket expenses and fees and disbursements of the Agent's legal counsel.

RETAINER:

The Issuer shall provide the Agent with a retainer of $10,000 in connection with the Agent's anticipated expenses, including legal expenses. The retainer shall be applied against these expenses.

SCHEDULE "B"

INDEMNITY

International Tower Hill Mines Ltd. and its subsidiaries or affiliated companies, as the case may be, (collectively, the "Indemnitor") hereby agree to indemnify and hold Pacific International Securities Inc. ("PI"), each of its subsidiaries and affiliates, and each of its directors, officers, employees and agents (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which PI and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance or professional services rendered to the Indemnitor by PI and its Personnel hereunder, or otherwise in connection with the matters referred to in the letter agreement to which this indemnity is attached (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against PI and/or its Personnel, provided that the Indemnitor has agreed to such settlement), provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) PI and/or its Personnel has been negligent or has committed wilful misconduct or any fraudulent act in the course of such performance; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, wilful misconduct or fraud referred to in (a).

Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that PI may incur as a result of any action or litigation that may be threatened or brought against PI.

If for any reason (other than the occurrence of any of the events itemized in (a) and (b) above), the foregoing indemnification is unavailable to PI or any Personnel or insufficient to hold PI or any Personnel harmless as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and PI or any Personnel on the other hand but also the relative fault of the Indemnitor and PI or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by PI or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by PI hereunder pursuant to the letter to which this is attached.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor, PI, and/or any of their respective Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such entity shall investigate the Indemnitor, PI, and/or any of PI's Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor, PI shall have the right to employ their own counsel in connection therewith provided PI

acts reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse PI for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their respective Personnel in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against PI or any of PI's Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, PI will notify the Indemnitor in writing of the commencement thereof, and throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by PI to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify PI and/or any Personnel. The Indemnitor shall on behalf of itself and PI and/or any Personnel, as applicable, be entitled (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to PI and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of PI and/or any Personnel, as applicable, and none of the PI and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. PI and its Personnel shall have the right to appoint its or their own separate counsel at the Indemnitor's cost provided PI acts reasonably in selecting such counsel.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability, which the Indemnitor may otherwise have, shall extend upon the same terms an conditions to the Personnel of PI and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, PI and any of the Personnel of PI. The foregoing provisions shall survive the completion of professional service rendered under the letter agreement to which this schedule is attached or any termination of the authorization given by the letter agreement to which this is attached.

Dated this 30th day of June, 2006.

INTERNATIONAL TOWER HILL MINES LTD.

By: ______________________________
Authorized Signing Officer
Name: